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Filed by Silicon Graphics, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and Rule 13e-4 under the Security Exchange Act of 1934
Subject Company: Silicon Graphics, Inc.
Commission File No. 001-10441

SGI ANNOUNCES PLANNED EXCHANGE OFFER FOR
CONVERTIBLE NOTES

        MOUNTAIN VIEW, Calif. (November 4, 2003)—SGI (NYSE: SGI) today announced its intention to make an exchange offer for its 5.25% Senior Convertible Notes due September 2004. SGI also said that it has filed definitive proxy materials with the Securities and Exchange Commission soliciting shareholder approval for the issuance of common stock required for the convertible notes planned to be issued in connection with the exchange offer it plans to launch for its 5.25% Senior Convertible Notes due September 2004.

        SGI intends to file a registration statement and a tender offer statement with other related documents with the Securities and Exchange Commission relating to its proposed offer to exchange approximately $230 million principal amount of its existing 5.25% Senior Convertible Notes due 2004 for a like principal amount of either (a) new 11.75% Senior Secured Notes due June 2009 or (b) new 6.50% Senior Secured Convertible Notes due June 2009. The new notes will be issued in principal amounts equal to the principal amounts of notes tendered. The 6.50% Senior Secured Convertible Notes will be convertible into SGI common stock at a fixed price of $1.25 per share. The 11.75% Senior Secured Notes are not convertible.

        The new notes will be secured by a junior lien on substantially all of the Company's domestic tangible and intangible assets. The existing notes are general unsecured obligations of SGI.

        The purpose of the exchange offer is to offer holders of the existing notes an increase in yield, the benefits of a security interest and (in the case of the 6.50% Senior Secured Convertible Notes) a decrease in the conversion price in return for a significant extension of the maturity of the notes.

        The exchange offer will be subject to the satisfaction or waiver of several conditions, including that a minimum of 80% of the principal amount of the existing notes has been validly tendered and not withdrawn and that SGI's shareholders have approved the issuance of shares of common stock upon conversion of the 6.50% Senior Secured Convertible Notes. SGI expects that the exchange offer will be completed shortly after the annual shareholders' meeting to be held on December 16, 2003, assuming the conditions to the offer have been met.

        Shareholder approval is being sought under the rules of the New York Stock Exchange because the shares issuable upon conversion of the 6.50% Senior Convertible Secured Notes are likely to exceed 20% of SGI's outstanding common stock. SGI had approximately 210 million shares outstanding at September 26, 2003. If 80% of the existing notes were tendered entirely for the new convertible notes, such notes would be convertible into approximately 147 million shares of SGI common stock. The authority sought in the proxy materials will be for up to 185 million shares.

        This news release does not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

        Noteholders are strongly advised to read the registration statement, tender offer statement and other related documents when they are filed with the Securities and Exchange Commission because these documents contain important information. Stockholders and noteholders may obtain a free copy of these documents when available from SGI or at the SEC's website, www.sec.gov.

        Noteholders may obtain copies of the exchange offer materials when available from MacKenzie Partners, the information agent for the exchange offer, at 800-322-2885.

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SGI ANNOUNCES PLANNED EXCHANGE OFFER FOR CONVERTIBLE NOTES